UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ceridian Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156779100

(CUSIP Number)

Roy J. Katzovicz
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 29th Floor
New York, NY 10019
212-813-3700

with a copy to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

and

Janet T. Geldzahler

Sullivan & Cromwell LLP

1701 Pennsylvania Avenue, N.W.

Washington, D.C. 20006-5805

202-956-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156779100

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) Pershing Square Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,724,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,724,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,724,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%[1]

14.	Type of Reporting Person (See Instructions) IA

1        Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) PS Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,724,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,724,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,724,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%[2]

14.	Type of Reporting Person (See Instructions) OO

2    Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) Pershing Square GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,724,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,724,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,724,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%[3]

14.	Type of Reporting Person (See Instructions) IA

3    Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) William A. Ackman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,724,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,724,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,724,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%[3]

14.	Type of Reporting Person (See Instructions) IN

4    Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

Item 1.    Security and Issuer.

This amendment No. 1 amends and supplements the statement on Schedule 13D (the “Original Schedule 13D’’), filed on January 18, 2007 by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), PS Management GP, LLC, a Delaware limited liability company, Pershing Square GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share, of Ceridian Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.

Item 4.    Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On January 23, 2007, representatives of Pershing Square, L.P., a Delaware limited partnership, Pershing Square II, L.P., a Delaware limited partnership, and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the “Stockholders”), which are investment funds affiliated with the Reporting Persons, delivered a notice (the “Notice”) to Mr. Gary M. Nelson, the Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of the Issuer, in accordance with Article II, Section 13 of the Bylaws of the Issuer.  In the Notice, the Stockholders notify the Issuer that the Stockholders propose to nominate the following persons for election to the Issuer’s Board of Directors at the Issuer’s 2007 annual meeting of stockholders: William A. Ackman, Michael L. Ashner, John D. Barfitt, Harald Einsmann, Robert J. Levenson, Michael E. Porter, Gregory A. Pratt and Alan Schwartz (collectively, the “Nominees’’). The biographical information on each of the Nominees is available in the additional definitive proxy soliciting materials filed by the Stockholders with the Securities and Exchange Commission on January 23, 2007.

Item 5.                          Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c)             See trading data attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if restated in full.

Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no other transactions in shares of the Common Stock were effected by any Reporting Person.

Item 7.                          Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.1	Required trading data of the transactions in the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2007

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By: PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman

William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit	Description
99.1	Required trading data of the transactions in the Common Stock.